DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04021120

February 23, 2004

PROCESSED
MAR 3 0 2004
THOMSON
FINANCIAL

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/23/2004

Elizabeth A. Cook
Senior Counsel
Corporate Services
ConocoPhillips
600 N. Dairy Ashford (77079) ML 3018
P.O. Box 4783
Houston, TX 77210-4783

Re: ConocoPhillips
Incoming letter dated January 5, 2004

Dear Ms. Cook:

This is in response to your letter dated January 5, 2004 concerning a shareholder proposal submitted to ConocoPhillips by Green Century Capital Management Inc., The Missionary Oblates of Mary Immaculate, The Congregation of the Sisters of Saint Joseph, Philadelphia, and The Sisters of the Order of St. Dominic of Grand Rapids, Michigan. We also have received a letter from the proponents dated January 27, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Michael Leone
Shareholder Advocate
Green Century Capital Management, Inc.
29 Temple Place, Suite 200
Boston, MA 02111

1163165

Seamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
The Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017-1516

Sister Patricia Kelly, SSJ
President
The Congregation of the Sisters of Saint Joseph, Philadelphia
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118

Mary Brigid Clingman OP
Councilor of Mission and Advocacy
The Sisters of the Order of St. Dominic
2025 E. Fulton Street
Grand Rapids, MI 49503-3895

ConocoPhillips

Elizabeth A. Cook
Senior Counsel
Corporate Services

600 N. Dairy Ashford (77079) ML 3018
P. O. Box 4783
Houston, Texas 77210-4783
Telephone: (281) 293-4966
Fax: (281) 293-4111
E-mail: elizabeth.a.cook@conoco.com

January 5, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of The Green Century Balanced Fund, The Missionary Oblates of Mary Immaculate, The Congregation of the Sisters of Saint Joseph, and The Sisters of the Order of St. Dominic of Grand Rapids - Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

On behalf of ConocoPhillips, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Act"), we are filing six copies of (1) this letter, and (2) the proposal in the form of a proposed shareholder resolution and statement in support thereof (the "Proposal") submitted to the Company by (a) The Green Century Balanced Fund ("Green Century"), (b) The Missionary Oblates of Mary Immaculate ("Missionary Oblates"), (c) The Congregation of the Sisters of Saint Joseph ("Sisters of Saint Joseph"), and (d) The Sisters of the Order of St. Dominic of Grand Rapids ("Sisters of St. Dominic" and, collectively with Green Century, Missionary Oblates, and Sisters of St. Joseph, the "Proponents").

On behalf of the Company, I hereby notify the Securities and Exchange Commission (the "Commission") and the Proponents that the Company does not intend to include the Proposal in the Company's Proxy Materials for the reasons set forth below.

Description of the Proposal

The Proposal is in the form of a resolution requesting the Board of Directors of the Company to "prepare a report . . . on the potential environmental damage that would result from drilling for oil and gas in the coastal plain of the Arctic National Wildlife Refuge. The report should also cover the financial costs and expected return from drilling in the Arctic Refuge, as well as the possible impacts to our company's value from such an action."

Basis for Exclusion

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(5).

Rule 14a-8(i)(5) of the Act provides that a company may exclude a proposal if the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.

The Coastal Plain of the Arctic National Wildlife Refuge ("ANWR") is an area of approximately 19 million acres located on Alaska's northernmost coast. The Coastal Plain makes up about 1.5 million acres within ANWR, or approximately 8 percent. The Company does not own, and has never owned, any land or mineral interests in the Coastal Plain (or anywhere in ANWR), and is not currently pursuing acquisition of any rights in oil or gas exploration of production there. The proposal relates to potential operations which account for zero percent of the Company's total assets and for zero percent of its net earnings and gross sales at the end of 2003, the Company's most recent fiscal year. Furthermore, federal law prohibits the Company from exploring or drilling for oil and gas in the Coastal Plain. For these reasons, the report called for by this proposal would be entirely hypothetical and premature. The Board believes that preparing speculative reports on hypothetical exploration and drilling projects that, even if contemplated, would be impossible for the Company to conduct, is an inappropriate use of valuable corporate resources and would provide stockholders no useful information.

Conclusion

For the foregoing reasons, the Company does not intend to include the Proposal in the Company's Proxy Materials. The Company presently intends to file its definitive Proxy Materials for the 2004 Annual Meeting with the Commission on or about March 26, 2004. If the Staff has any questions with respect to the foregoing, or if additional information is required in support of the Company's position, please call me at (281) 293-4966.

Please acknowledge receipt of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to us in the prepaid envelope provided.

Sincerely,

Elizabeth A. Cook

Elizabeth A. Cook

cc: The Green Century Balanced Fund (by UPS)
The Missionary Oblates of Mary Immaculate (by UPS)
The Congregation of the Sisters of St. Joseph (by UPS)
The Sisters of the Order of St. Dominic of Grand Rapids (by UPS)

GREEN CENTURY FUNDS

GREEN CENTURY CAPITAL MANAGEMENT, INC
29 TEMPLE PLACE SUITE [illegible]
BOSTON, MA 02111
TEL: 617 482-0800 / FAX: 617 422-0881
info@greencentury.com
www.greencentury.com

December 3, 2003

Ms. E. Julia Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

BY FAX AND OVERNIGHT MAIL

Dear Ms. Lambeth:

Green Century Capital Management, Inc. (Green Century) is filing the enclosed shareholder resolution for inclusion in ConocoPhillips' proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. A representative of the Filer will attend the stockholders' meeting to move the resolution. *This filing supersedes our previous filing dated December 2, 2003.*

Green Century is the beneficial owner of over $2,000 worth of ConocoPhillips Common Stock. Verification of ownership is enclosed. We have held the requisite number of shares for over one year and will continue to hold sufficient shares in the Company through the date of the annual shareholder meeting.

Green Century administers a family of environmentally responsible mutual funds. Green Century Funds investors seek to invest in those companies committed to responsible environmental practices as well as strong financial performance, as we believe those companies will prosper in the long term. In particular, we are writing concerning ConocoPhillips' plans for potential oil and gas drilling on the coastal plain of the Arctic National Wildlife Refuge. Green Century opposes all oil and gas exploration and drilling on the coastal plain of the Arctic National Wildlife Refuge, and, as a ConocoPhillips shareholder, asks that our Company prepare a report on the potential environmental impact of oil and gas drilling in the coastal plain of the Arctic National Wildlife Refuge. We believe that ConocoPhillips must assess and address the role that oil and gas exploration plays in damaging vulnerable and unique ecosystems.

"Ninety-five percent of Alaska's most promising oil-bearing lands are already open for development, but it is imperative that we continue to protect the wildlife, fish and wilderness that make up the rest of this invaluable part of our American heritage." That statement was made by Former President Jimmy Carter in 1995, and it is even more compelling today.

Consumers in the United States as well as around the world are increasingly interested in supporting companies that do not harm the environment. We believe that ConocoPhillips would benefit significantly if it were to commit to preserving the Arctic National Wildlife Refuge. Preserving the fragile ecosystem on the coastal plain of the Arctic Refuge will dramatically enhance our Company's image with consumers. As you may know, a similar resolution was filed with Phillips Petroleum Company two years ago, and it received 5% of the shareholder vote. This vote demonstrated that a growing number of Phillips' shareholders believed that drilling in the Arctic National Wildlife Refuge was not in the best interests of our Company. Phillips' merger with Conoco does not alter this important fact.

We will gladly consider withdrawal of our proposal if ConocoPhillips commits to entering into an agreement that would satisfy the request set forth in the resolution.

We would be happy to discuss this resolution. We believe that this proposal is in the best interests of ConocoPhillips and its shareholders, as well as the natural environment.

We would appreciate it if you would copy us on correspondence related to this matter. We can be reached by phone at (617) 482-0800, by fax at (617) 422-0881 or by e-mail at aperry@greencentury.com.

We look forward to hearing from you.

Sincerely,

Amy Perry
President
Green Century Capital Management, Inc

Kristina Curtis
Treasurer
Green Century Capital Management, Inc

Encl. Resolution Text
Ownership Verification

Drilling in the Arctic National Wildlife Refuge

WHEREAS: the Arctic National Wildlife Refuge is the only conservation area in the nation that provides a complete range of Arctic and sub-Arctic ecosystems balanced with a wide variety of wildlife, including large populations of caribou, muskoxen, polar bears, and snow geese;

the Fish and Wildlife Service considers the Arctic Refuge one of the finest examples of wilderness left on the planet;

the coastal plain of the Arctic Refuge is the only section of Alaska's North Slope not open for oil and gas leasing, exploration and production; and

RESOLVED, the Shareholders request that Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from drilling for oil and gas in the coastal plain of the Arctic National Wildlife Refuge. The report should examine the financial costs and expected return from drilling in the Arctic Refuge, as well as the possible impacts to our company's value from such an action.

Supporting Statement

"Ninety-five percent of Alaska's most promising oil-bearing lands are already open for development, but it is imperative that we continue to protect the wildlife, fish and wilderness that make up the rest of this invaluable part of our American heritage." – President Jimmy Carter (1995)

Once part of the largest intact wilderness area in the United States, Alaska's North Slope now hosts one of the world's largest industrial complexes. More than 1500 miles of roads and pipelines and thousands of acres of industrial facilities sprawl over some 400 square miles of once pristine arctic tundra. Oil operations on the North Slope annually emit roughly 43,000 tons of nitrogen oxide and 100,000 metric tons of methane, emissions that contribute to smog, acid rain, and global warming.

The coastal plain is the biological heart of the Arctic Refuge, to which the vast Porcupine River Caribou herd migrates each spring to give birth and raise its young. The Department of Interior concluded that development in the coastal plain would result in major adverse impacts to the caribou, damaging or displacing up to forty percent of the herd. The coastal plain also serves as crucial habitat for muskoxen, polar bears, and at least 135 bird species that gather there for breeding, nesting and migratory activities.

Drilling would also harm the Gwich'in, Indians who have lived near the Arctic Refuge for thousands of years. The Gwich'in, which means "people of the caribou," depend on the caribou for food, clothing and as a link to their traditional way of life.

Balanced against these priceless resources is the negligible potential for economic gain. At a price of $15-$16 a barrel, the estimated price at which ConocoPhillips evaluates upstream projects, combined with our Company's goal of a 12 percent return on investment, the U.S. Geological Survey estimates that there is no economically recoverable oil in the Arctic Refuge.

Vote YES for this proposal, which will improve our Company's reputation as a leader in environmentally responsible energy recovery.

FINAL 498 words

For more information contact Michael Leone at Green Century Capital Management Inc., mleone@greencentury.com, 617-482-0800, or Athan Manuel at U.S. PIRG, 202-546-9707, amanuel@pirg.org.

TheVanguardGROUP.

Vanguard Brokerage Services
A Division of Vanguard Marketing Corporation

GREEN CENTURY CAPITAL
MANAGEMENT INC
29 TEMPLE PL STE 200
BOSTON MA 02111-1374

(800) 992-8327 - Brokerage Services
Account number: 47V-825833
Statement number: 007498539

HOLDINGS SUMMARY	Value on 9/30/2003	% Holdings	Value on 10/31/2003	% Holdings
Stocks	$ 41,017.65	100.0	$ 43,397.20	100.0
Total account value	$ 41,017.65	100.0	$ 43,397.20	100.0

INCOME SUMMARY	This period	Year-to-date
Dividends	$ 16.20	$ 549.79

HOLDINGS (This section reflects settled trades only)

	Balance
Long market value	$ 43,397.20

Stocks	Quantity / Account type	Current price	Current value	Estimated annual income	Estimated yield	Dividend status
CONOCOPHILLIPS SecurityID: COP	72.00000 Cash	$ 57.150000	$ 4,114.80	$ 123.84	3.0%	Cash
DELL INC COM SecurityID: DELL	125.00000 Cash	36.120000	4,515.00	.00	0.0	Cash
DISNEY WALT COMPANY HOLDING CO SecurityID: DIS	190.00000 Cash	22.640000	4,301.60	39.90	0.9	Cash
FORD MOTOR CO DEL COM PAR SecurityID: F	420.00000 Cash	12.130000	5,094.60	168.00	3.3	Cash
KRAFT FOODS INC	90.00000	29.100000	2,619.00	64.80	2.5	Cash

Vanguard Brokerage Services (VBS), member SIPC, is the introducing firm for VBS accounts. Your assets are held by VBS's clearing firm, Pershing LLC. Your VBS transactions settle through your Vanguard money market account, held separately by Vanguard or in accordance with the settlement procedures defined by your employer sponsored retirement plan. Maintaining covered put options requires that a segregated Vanguard money market fund be carried by our clearing firm. Prices listed reflect quotations on the statement date. Current prices and estimated annual income and yield are listed to help you track your account and are not suitable for tax purposes.

GREEN CENTURY FUNDS

GREEN CENTURY CAPITAL MANAGEMENT, INC
29 TEMPLE PLACE SUITE 200
BOSTON, MA 02111
TEL: 617.482.0800 / FAX: 617.422.0881
info@greencentury.com
www.greencentury.com

FAX COVER SHEET

TO: E. Julia Lambeth

ORGANIZATION: ConocoPhilips

FAX: #: 281-293-4111

FROM: Dorothy Cronin

TEL.#: 617-482-0800

FAX #: 617-422-0881

PAGE #1 OF 5 TOTAL PAGES

Missionary Oblates of Mary Immaculate

Justice and Peace Office United States Province

This supersedes the letter and resolution we sent on 11/22/03

December 4, 2003

Ms. Judy Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

Fax: 281-293-6098

Dear Ms. Lambeth:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 70 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners of 7,800 shares of ConocoPhillips. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

We are concerned about ConocoPhillips' plans for the possible oil and gas drilling on the coastal plain of the Arctic National Wildlife Refuge and request that our company prepare a report on the potential environmental impact of doing this. Also, we believe that ConocoPhillips would benefit significantly if it were to commit to assisting in the preservation of the Arctic National Wildlife Refuge in that it would enhance the company's image with many consumers.

It is with this in mind that I write at this time to inform you of our intention to co-file the enclosed stockholder resolution with the Green Century Balanced Fund for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Seamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE Washington, DC 20017-1516 Tel: 202-281-1608
Fax: 202-636-9444

Drilling in the Arctic National Wildlife Refuge

WHEREAS: the Arctic National Wildlife Refuge is the only conservation area in the nation that provides a complete range of Arctic and sub-Arctic ecosystems balanced with a wide variety of wildlife, including large populations of caribou, muskoxen, polar bears, and snow geese;

the Fish and Wildlife Service considers the Arctic Refuge one of the finest examples of wilderness left on the planet;

the coastal plain of the Arctic Refuge is the only section of Alaska's North Slope not open for oil and gas leasing, exploration and production; and

RESOLVED, the Shareholders request that Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from drilling for oil and gas in the coastal plain of the Arctic National Wildlife Refuge. The report should examine the financial costs and expected return from drilling in the Arctio Refuge, as well as the possible impacts to our company's value from such an aotion.

Supporting Statement

"Ninety-five percent of Alaska's most promising oil-bearing lands are already open for development, but it is imperative that we continue to protect the wildlife, fish and wilderness that make up the rest of this invaluable part of our American heritage." -- President Jimmy Carter (1995)

Once part of the largest intact wilderness area in the United States, Alaska's North Slope now hosts one of the world's largest industrial complexes. More than 1500 miles of roads and pipelines and thousands of acres of industrial facilities sprawl over some 400 square miles of once pristine arctic tundra. Oil operations on the North Slope annually emit roughly 43,000 tons of nitrogen oxide and 100,000 metric tons of methane, emissions that contribute to smog, acid rain, and global warming.

The coastal plain is the biological heart of the Arctic Refuge, to which the vast Porcupine River Caribou herd migrates each spring to give birth and raise its young. The Department of Interior concluded that development in the coastal plain would result in major adverse impacts to the caribou, damaging or displacing up to forty percent of the herd. The coastal plain also serves as crucial habitat for muskoxen, polar bears, and at least 135 bird species that gather there for breeding, nesting and migratory activities.

Drilling would also harm the Gwich'in, Indians who have lived near the Arctic Refuge for thousands of years. The Gwich'in, which means "people of the caribou," depend on the caribou for food, clothing and as a link to their traditional way of life.

Balanced against these priceless resources is the negligible potential for economic gain. At a price of $15-$16 a barrel, the estimated price at which ConocoPhillips evaluates upstream projects, combined with our Company's goal of a 12 percent return on investment, the U.S. Geological Survey estimates that there is no economically recoverable oil in the Arctic Refuge.

Vote YES for this proposal, which will improve our Company's reputation as a leader in environmentally responsible energy recovery.

FINAL 498 words

For more information contact Michael Leone at Green Century Capital Management Inc., mleone@greencentury.com, 617-482-0800, or Athan Manuel at U.S. PIRG, 202-546-9707, amanuel@pirg.org.

Sisters of Saint Joseph
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118

Return receipt requested

December 3, 2003

Mr. James J. Mulva, CEO
ConocoPhillips
600 N. Dairy Ashford Road
Houston, TX 77079

Re: Shareholder Proposal for ConocoPhillips' Annual Shareholder Meeting

Dear Mr. Mulva:

As a faith-based investor, the Congregation of the Sisters of Saint Joseph, Philadelphia, is concerned about the environment. We are especially concerned about the Artic Wildlife Refuge and the adverse impacts that drilling would cause to wildlife, ecosystems and the environment. Therefore, we are co-filing the *Drilling in the Arctic National Wildlife Refuge* resolution with the primary filer, Green Century Capital Management Inc. represented by Michael Leone.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a - 8 of the general rules and regulations of the Security and Exchange Act of 1934.

The Sisters of St. Joseph are beneficial owners of 9,800 shares of common stock in ConocoPhillips which we have held for several years. Verification of our holdings is enclosed. We will continue to hold these shares at least through the company's annual meeting.

We believe the points made in the shareholder resolution are important for the company to address. We would welcome dialogue with our company on this important issue.

Thank you for your attention to this matter.

Sincerely,

Sister Patricia Kelly

Sister Patricia Kelly, SSJ
President
The Corporation of the Convent
of the Sisters of Saint Joseph, Chestnut Hill, Philadelphia

Enclosures

cc: Michael Leone, Green Century Capital Management Inc.
ICCR

Drilling in the Arctic National Wildlife Refuge

WHEREAS: the Arctic National Wildlife Refuge is the only conservation area in the nation that provides a complete range of Arctic and sub-Arctic ecosystems balanced with a wide variety of wildlife, including large populations of caribou, muskoxen, polar bears, and snow geese;

the Fish and Wildlife Service considers the Arctic Refuge one of the finest examples of wilderness left on the planet;

the coastal plain of the Arctic Refuge is the only section of Alaska's North Slope not open for oil and gas leasing, exploration and production; and

RESOLVED, the Shareholders request that Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from drilling for oil and gas in the coastal plain of the Arctic National Wildlife Refuge. The report should examine the financial costs and expected return from drilling in the Arctic Refuge, as well as the possible impacts to our company's value from such an action.

Supporting Statement

"Ninety-five percent of Alaska's most promising oil-bearing lands are already open for development, but it is imperative that we continue to protect the wildlife, fish and wilderness that make up the rest of this invaluable part of our American heritage." -- President Jimmy Carter (1995)

Once part of the largest intact wilderness area in the United States, Alaska's North Slope now hosts one of the world's largest industrial complexes. More than 1500 miles of roads and pipelines and thousands of acres of industrial facilities sprawl over some 400 square miles of once pristine arctic tundra. Oil operations on the North Slope annually emit roughly 43,000 tons of nitrogen oxide and 100,000 metric tons of methane, emissions that contribute to smog, acid rain, and global warming.

The coastal plain is the biological heart of the Arctic Refuge, to which the vast Porcupine River Caribou herd migrates each spring to give birth and raise its young. The Department of Interior concluded that development in the coastal plain would result in major adverse impacts to the caribou, damaging or displacing up to forty percent of the herd. The coastal plain also serves as crucial habitat for muskoxen, polar bears, and at least 135 bird species that gather there for breeding, nesting and migratory activities.

Drilling would also harm the Gwich'in, Indians who have lived near the Arctic Refuge for thousands of years. The Gwich'in, which means "people of the caribou," depend on the caribou for food, clothing and as a link to their traditional way of life.

Balanced against these priceless resources is the negligible potential for economic gain. At a price of $15-$16 a barrel, the estimated price at which ConocoPhillips evaluates upstream projects, combined with our Company's goal of a 12 percent return on investment, the U.S. Geological Survey estimates that there is no economically recoverable oil in the Arctic Refuge.

Vote YES for this proposal, which will improve our Company's reputation as a leader in environmentally responsible energy recovery.

FINAL 498 words

For more information contact Michael Leone at Green Century Capital Management Inc., mleone@greencentury.com, 617-482-0800, or Athan Manuel at U.S. PIRG, 202-546-9707, amanuel@pirg.org.

G. and Rapids Dominicans

2025 E. Fulton Street · Grand Rapids, MI 49503-3895

RECEIVED
DEC - 9 2003
OFFICE OF THE SECRETARY

December 3, 2003

E. Julia Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

Dear Ms. Lambeth

The Sisters of the Order of St. Dominic of Grand Rapids, Michigan who are the beneficial owners of at least $2,000 of shares of stock of ConocoPhillips, are **resubmitting the resolution** sent to your office on Nov. 26, 2003.

We are cofiling with Green Century Capital Management who are submitting the resolution

> *RESOLVED, the Shareholders request that Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from drilling for oil and gas in the coastal plain of the Arctic National Wildlife Refuge. The report should examine the financial costs and expected return from drilling in the Arctic Refuge, as well as the possible impacts to our company's value from such an action.*

The verification of our stock was sent in our November mailing. . I therefore submit it for inclusion in the proxy statement in accordance with rule 14a8 of the general rules and regulations of the Securities Exchange Act of 1934. We shall continue ownership of at least $2,000 of shares through the date of the annual meeting.

Sincerely,

Mary Brigid Clingman OP

Mary Brigid Clingman OP
Councilor of Mission and Advocacy
Sisters of the Order of St. Dominic

Cc: Michael Leone, Green Century Capital Management
Leslie Lowe, ICCR

Drilling in the Arctic National Wildlife Refuge

WHEREAS: the Arctic National Wildlife Refuge is the only conservation area in the nation that provides a complete range of Arctic and sub-Arctic ecosystems balanced with a wide variety of wildlife, including large populations of caribou, muskoxen, polar bears, and snow geese;

the Fish and Wildlife Service considers the Arctic Refuge one of the finest examples of wilderness left on the planet;

the coastal plain of the Arctic Refuge is the only section of Alaska's North Slope not open for oil and gas leasing, exploration and production; and

RESOLVED, the Shareholders request that Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from drilling for oil and gas in the coastal plain of the Arctic National Wildlife Refuge. The report should examine the financial costs and expected return from drilling in the Arctic Refuge, as well as the possible impacts to our company's value from such an action.

Supporting Statement

"Ninety-five percent of Alaska's most promising oil-bearing lands are already open for development, but it is imperative that we continue to protect the wildlife, fish and wilderness that make up the rest of this invaluable part of our American heritage." -- President Jimmy Carter (1995)

Once part of the largest intact wilderness area in the United States, Alaska's North Slope now hosts one of the world's largest industrial complexes. More than 1500 miles of roads and pipelines and thousands of acres of industrial facilities sprawl over some 400 square miles of once pristine arctic tundra. Oil operations on the North Slope annually emit roughly 43,000 tons of nitrogen oxide and 100,000 metric tons of methane, emissions that contribute to smog, acid rain, and global warming.

The coastal plain is the biological heart of the Arctic Refuge, to which the vast Porcupine River Caribou herd migrates each spring to give birth and raise its young. The Department of Interior concluded that development in the coastal plain would result in major adverse impacts to the caribou, damaging or displacing up to forty percent of the herd. The coastal plain also serves as crucial habitat for muskoxen, polar bears, and at least 135 bird species that gather there for breeding, nesting and migratory activities.

Drilling would also harm the Gwich'in, Indians who have lived near the Arctic Refuge for thousands of years. The Gwich'in, which means "people of the caribou," depend on the caribou for food, clothing and as a link to their traditional way of life.

Balanced against these priceless resources is the negligible potential for economic gain. At a price of $15-$16 a barrel, the estimated price at which ConocoPhillips evaluates upstream projects, combined with our Company's goal of a 12 percent return on investment, the U.S. Geological Survey estimates that there is no economically recoverable oil in the Arctic Refuge.

Vote YES for this proposal, which will improve our Company's reputation as a leader in environmentally responsible energy recovery.

GREEN CENTURY FUNDS®

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 TEMPLE PLACE SUITE 200
BOSTON, MA 02111
TEL: 617 482.0800 / FAX: 617 422.0881
info@greencentury.com
www.greencentury.com

January 27, 2004

Grace Lee
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted to ConocoPhillips

Dear Ms. Lee:

On behalf of Green Century Capital Management, Inc. (the "Proponent"), which is the owner of common stock of ConocoPhillips ("ConocoPhillips" or "the Company"), and the proponent of a shareholder resolution filed with ConocoPhillips, I am responding to the letter, dated January 5, 2004, sent to the Securities and Exchange Commission on behalf of the Company, in which the Company contends that the Proponent's shareholder proposal may be excluded from the Company's 2004 proxy statement by virtue of Rule 14a-8(i)(5).

Having reviewed the shareholder proposal, as well as Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in ConocoPhillips' 2004 proxy statement and that it is not excludable by virtue of the section cited.

The shareholder proposal requests that the Company prepare a report concerning the potential impacts of oil drilling in the Arctic National Wildlife Refuge.

Background

The question of whether to allow oil drilling in the Arctic National Wildlife Refuge (the "Refuge") is one of the most high profile environmental debates in the United States today. The Refuge is a unique wilderness area of global significance. It is home to hundreds of animal species, including migratory birds, polar bears, and the vast Porcupine River caribou herd, which migrates to the Refuge's Coastal Plain each spring to birth its calves. The U.S. Fish and Wildlife Service considers the Refuge to be one of the finest examples of wilderness left on the planet.

The coastal plain of the Refuge is currently off-limits to oil and gas drilling, and it would take an act of Congress to open the area to these activities. Despite the ecological benefits that the Refuge provides, oil industry advocates have consistently sought to have the Refuge opened for drilling. So the focus of the public debate is about future operations in the Refuge as opposed to current ones. ConocoPhillips has claimed that it has no current plans to drill in the Refuge, but its support of Arctic Power, a lobbying group that seeks to open the Refuge for drilling, suggests otherwise. We believe that the Company would not support such efforts if it did not believe that these efforts were significantly related to the Company's business.

ConocoPhillips is the largest oil company operating on Alaska's North Slope. It is reasonable to believe that the company may be interested in pursuing plans to drill in the Refuge, which is the only portion of the North Slope that has not been opened for drilling, if it were to be opened in the future. Such a decision would have a significant impact on the company's business, certainly affecting at least 5% of the company's assets.

Rule 14a-8(i)(5) Provides No Basis for Exclusion of the Resolution

The Company has asked the Securities and Exchange Commission (the "Staff") for permission to exclude the shareholder proposal on the grounds that drilling in the Arctic Refuge accounts for zero percent of the Company's total assets and for zero percent of its net earnings and gross sales at the end of 2003, its most recent fiscal year. It also states that the Company "is not currently pursuing acquisition of any rights in oil or gas exploration of production there."

Since the Refuge is currently closed to oil drilling, the public debate on the Arctic Refuge concerns *FUTURE* operations that might take place there. Consequently, whether ConocoPhillips has any present operations there is irrelevant. Rather, the question is whether the proposal "is otherwise significantly related" to the company's business. In an identical situation, the Staff has found that a proposal was, indeed, "otherwise significantly related" to the business of a registrant that was currently unable to drill in the Arctic Refuge. Exxon Mobil Corporation (March 23, 2000). That result is hardly surprising. Since it is presently against the law to drill in the Arctic Refuge, and the public controversy is about opening up the Refuge in the future, the policy issue, both for the public (and Congress) and for oil companies, is their future course of action. ConocoPhillips has not said that it will not drill in the Artic Refuge if permitted to do so. Instead, it has stated disingenuously that "it is not currently pursuing acquisition of" exploration rights. This proves nothing, since it is presently illegal to do so. The company, which is the largest oil company operating on the North Slope of Alaska, is obviously at the center of the controversy about opening up the Arctic Refuge, at least in the absence of any renunciation of exploration in the event that the ban is lifted. The company has made no such renunciation. In addition, it is an active member of Arctic Power, the lobbying group dedicated to opening up the Arctic Refuge to drilling. Since ConocoPhillips is obviously at the very center of the controversy about opening up the Arctic Refuge to drilling, the shareholder proposal is clearly "otherwise significantly related" to its operations.

The Staff has previously concluded that Exxon Mobil Corporation could not exclude an essentially identical proposal through reliance on Rule 14a-8(i)(5). See Exxon Mobil Corporation (March 23, 2000). Phillips Petroleum itself acknowledged, in its unsuccessful challenge to an essentially identical proposal two years ago, that the proposal in Exxon Mobil Corporation (March 23, 2000) is "essentially identical" to the proposal filed with Phillips. (See footnote 5 of Phillip Petroleum's no-action request letter available in Phillips Petroleum Company (March 13, 2002).)

For the foregoing reasons, the Proponent's shareholder proposal is not excludable by virtue of Rule 14a-8(i)(5) and the Company's no-action letter request should be denied.

Please feel free to contact me at 617-482-0800 with respect to any questions in connection with this matter, or if the Staff wishes to receive any further information.

Sincerely,

Michael J Leone

Michael Leone
Shareholder Advocate
Green Century Capital Management

CC: Elizabeth A. Cook, Senior Counsel, ConocoPhillips
Seamus Finn, Missionary Oblates of Mary Immaculate
Kathleen Coll, Sisters of St. Joseph, Philadelphia
Mary Brigid Clingman, Sisters of St. Dominic, Grand Rapids

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: ConocoPhillips
Incoming letter dated January 5, 2004

The proposal requests that the board prepare a report on the potential environmental damage that would result from drilling for oil and gas in the coastal plain of the Arctic National Wildlife Refuge.

We are unable to concur in your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that ConocoPhillips may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor

US bancorp
Fund Services, LLC

2020 E. Financial Way - Suite 100
Glendora, CA 91741

PROCESSING

VIA OVERNIGHT CARRIER

February 6, 2004

Filing Desk
Securities and Exchange Commission
450 Fifth St. NW, Stop 1-4
Washington, D.C. 20549

Re: Builders Fixed Income Fund, Inc.
Registration No. 333-30221, CIK No. 0001038698
Fidelity Bond filing under Investment Company Act Rule 17g-1

Dear Sir or Madam:

On behalf of the above-referenced registrants and pursuant to Rule 17g-1(g) (1) (i), we enclose for filing :

(i) a copy of Fidelity Bond,
(ii) a copy of the resolution of the Board of Trustees approving the form and amount of the bond.

Premiums have been paid for the full period as indicated on the enclosed statement, i.e., from October 23, 2003 to October 23, 2004.

Please acknowledge receipt by file-stamping the enclosed copy of this letter and returning it in the enclosed postage-paid envelope.

Very truly yours,

Franny Lim
Mutual Fund Administrator

Post-it® Fax Note 7671	Date 2/26/04	# of pages ▶ 1
To James Miller	From Franny Lim	
Co./Dept. SEC	Co.	
Phone #	Phone # (626) 914-7376	
Fax # (202) 942-9608	Fax #	